Exhibit 99.1

James Hardie Industries plc

Level 3

22 Pitt Street

Sydney NSW 2000

Australia

T: +61 2 8845 3360

F: +61 2 9251 9805

Wednesday, 12 November 2014

GPO Box 3935

Sydney NSW 2001

Australia

The Manager

ASX Market Announcements

ASX

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 2nd Quarter FY15 results on Wednesday 19 November 2014.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	9.00am (AEDT)

Dial in:	+61 2 8524 5042

Participant Passcode:	6527636

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,

SEAN O’SULLIVAN

VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Russell Chenu (Australia), Brian Anderson (USA),

David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne,

Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719